UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

December 2, 2010

COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on December 2, 2010.

Luxottica: monthly update on share buyback program

Milan, Italy — December 2, 2010 - In connection with the share buyback program approved at the Shareholders’ Meeting on October 29, 2009, and launched on November 16, 2009, Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) announced today that during the month of November it purchased under that buyback program an aggregate amount of 430,000 shares on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) at an average unit price of Euro 20.69 per share, for an aggregate amount of Euro 8,898,807.

In parallel, Luxottica Group’s subsidiary, Arnette Optic Illusions, Inc., sold during the same period on the MTA an aggregate amount of 402,000 treasury shares, at an average unit price of Euro 20.83 per share, for an aggregate amount of Euro 8,371,697.

Since the launch of the program, Luxottica Group purchased an aggregate total amount of 4,565,880 of its shares, at an average unit price of Euro 18.98 per share, for an aggregate amount of Euro 86,680,757. In parallel, Luxottica Group’s subsidiary Arnette Optic Illusions, Inc. sold an aggregate total amount of 4,646,780 treasury shares, at an average unit price of Euro 18.88 per share, for an aggregate amount of Euro 87,749,739.

Contacts Luxottica Group

Ivan Dompé

Group Director of Corporate Communications

Tel.: +39 (02) 8633 4726

Email: ivan.dompe@luxottica.com

Luca Biondolillo

Group Director of International Communications

Tel.: +39 (02) 8633 4668

Email: luca.biondolillo@luxottica.com

Alessandra Senici Group Director of Investor Relations Tel.: +39 (02) 8633 4718 Email: InvestorRelations@Luxottica.com

www.luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: December 2, 2010	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER